Report of Independent Registered Public Accounting Firm

The Board of Directors
Pennsylvania Higher Education Assistance Agency:

We have examined management’s assessment, included in the accompanying Report on Management’s Assessment of Compliance with Applicable Servicing Criteria, that the Pennsylvania Higher Education Assistance Agency (PHEAA) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for all National Collegiate Student Loans contained in the following trusts:  Master Student Loan Trust I, 2003-1, 2004-1, 2004-2, 2005-1, 2005-2, 2005-3, 2006-1, 2006-2, 2006-3, 2006-4, 2007-1, and 2007-2 (the Platform), except for servicing criteria 1(i), 1(ii), 1(iii), 2(ii), 2(iii), 3(i), 3(ii), 3(iii), 3(iv), 4(i), 4(iii), 4(x), 4(xi), 4(xii), 4(xiii), and 4(xv), which PHEAA has determined are not applicable to the activities it performs with respect to the Platform, as of and for the year ended June 30, 2007. In addition, we did not test criterion 4(ix) other than to ensure that interest rates on TERI loans were adjusted to the rates specified by First Marblehead Corporation, as this is the procedure followed by PHEAA. The Report on Management’s Assessment of Compliance with Applicable Servicing Criteria identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for PHEAA’s compliance with those servicing criteria. Our responsibility is to express an opinion on management’s assessment about PHEAA’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about PHEAA’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset-backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether PHEAA processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by PHEAA during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by PHEAA during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on PHEAA’s compliance with the servicing criteria.

In our opinion, management’s assessment that PHEAA complied with the aforementioned servicing criteria as of and for the year ended June 30, 2007 is fairly stated, in all material respects.

Harrisburg, Pennsylvania
August 10, 2007